Mail Stop 3561

February 8, 2008

Fahad Syed
Chief Executive Officer
NetFabric Holdings, Inc.
299 Cherry Hill Road
Parsippany, NJ 07054

      Re: **NetFabric Holdings, Inc.**
              Form 10-KSB/A
              For Fiscal Year Ended December 31, 2006
              File No. 000-31553

Dear Mr. Syed:

      We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

      Sincerely,

      Tia Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel, and
      Health Care Services